Z
                                                          [LOGO] Merrill Lynch
                                                PROTECTED GROWTH(SM) INVESTING
PROSPECTUS                          Pursuit of Growth, Protection of Principal
----------







                           Merrill Lynch & Co., Inc.
               Nikkei 225 Market Index Target-Term Securities(R)
                              due August 4, 2006
                             "MITTS(R) Securities"
                         $10 principal amount per unit
                                ---------------

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.



THE MITTS SECURITIES:                                PAYMENT AT MATURITY:

o 100% principal protection at maturity.             o On the maturity date, for each unit of
o No payments before the maturity date.                the MITTS Securities you own, we will pay
o Senior unsecured debt securities of                  you an amount equal to the sum of the
  Merrill Lynch & Co., Inc.                            principal amount of each unit and an
o Linked to the value of the Nikkei 225                additional amount based on the percentage
  Index.                                               increase, if any, in the value of the
o The MITTS Securities are listed on the               Nikkei 225 Index, multiplied by a
  American Stock Exchange under the trading            participation rate of 120%.
  symbol "NKM".                                      o At maturity, you will receive no less
o Closing date: August 4, 1999.                        than the principal amount of your MITTS
                                                       Securities.

                  Investing in the MITTS Securities involves risk. See "Risk Factors" beginning on page 6 of this prospectus.

                                ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.



                                ---------------

                              Merrill Lynch & Co.

                                ---------------

               The date of this prospectus is February 23, 2000.




"MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

SUMMARY INFORMATION-Q&A.................................................   3

RISK FACTORS............................................................   6

MERRILL LYNCH & CO., INC................................................  10

RATIO OF EARNINGS TO FIXED CHARGES......................................  11

DESCRIPTION OF THE MITTS SECURITIES.....................................  12

THE NIKKEI 225 INDEX....................................................  19

OTHER TERMS.............................................................  20

PROJECTED PAYMENT SCHEDULE..............................................  24

ERISA CONSIDERATIONS....................................................  25

WHERE YOU CAN FIND MORE INFORMATION.....................................  25

INCORPORATION OF INFORMATION WE FILE WITH THE SEC.......................  25

PLAN OF DISTRIBUTION....................................................  26

EXPERTS.................................................................  26

                           SUMMARY INFORMATION--Q&A



         This summary includes questions and answers that highlight selected information from this prospectus to help you understand the Nikkei 225 Market Index Target-Term Securities(R) due August 4, 2006. You should carefully read this prospectus to fully understand the terms of the MITTS Securities, the Nikkei Stock Average (the "Nikkei 225 Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

         References in this prospectus to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

         References in this prospectus to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

         The MITTS Securities are a series of senior debt securities issued by ML&Co. and are not secured by collateral. The MITTS Securities rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on August 4, 2006. We cannot redeem the MITTS Securities at any earlier date. We will not make any payments on the MITTS Securities until maturity.

         Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we have issued the MITTS Securities in the form of a global certificate, which is held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Description of the MITTS Securities--Depositary" in this prospectus.

What will I receive on the stated maturity date of the MITTS Securities?

         We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Nikkei 225 Index, an index measuring the composite price performance of selected Japanese stocks. On the stated maturity date, you will receive a payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount".

Principal amount

         The principal amount per unit is $10.

Supplemental Redemption Amount

         The Supplemental Redemption Amount per unit will equal:

      {Ending Value - Starting Value}
$10 x {-----------------------------}x Participation Rate
      {        Starting Value       }

but will not be less than zero.

         The "Ending Value" means the average of the values of the Nikkei 225 Index at the close of the market on five business days shortly before the maturity of the MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even by reference to a single day's closing value if, during the period prior to the stated maturity date of the MITTS Securities, there is a disruption in the trading of the component stocks comprising the Nikkei 225 Index or certain future or option contracts relating to the Nikkei 225 Index.

         The "Starting Value" equals 17,869.92, the closing value of the Nikkei 225 Index on July 29, 1999, the date the MITTS Securities were priced for initial sale to the public.

         The "Participation Rate" equals 120%.

         For more specific information about the Supplemental Redemption Amount, please see the section "Description of the MITTS Securities" in this prospectus.

         We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of the MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

-----------------------------------------------------------------------------
   Examples

   Here are two examples of Supplemental Redemption Amount calculations:

   Example 1--The Nikkei 225 Index is below the Starting Value at maturity:

         Starting Value: 17,869.92
         Hypothetical Ending Value: 16,976.42


                                                 ( 16,976.42-17,869.92 )                 (Supplemental
Supplemental Redemption Amount (per unit)= $10 x (---------------------) x 120% = $0.00  Redemption Amount
                                                 (     17,869.92       )                 cannot be less than zero)


         Total payment at maturity (per unit) = $10 + $0 = $10


   Example 2--The Nikkei 225 Index is above the Starting Value at maturity:

         Starting Value: 17,869.92
         Hypothetical Ending Value: 32,165.86


                                                     (32,165.86 - 17,869.92)
   Supplemental Redemption Amount (per unit) = $10 x (---------------------) x 120% = $9.60
                                                     (       17,869.92     )


         Total payment at maturity (per unit) = $10 + $9.60 = $19.60


-----------------------------------------------------------------------------

Who publishes the Nikkei 225 Index and what does the Nikkei 225 Index measure?

         The Nikkei 225 Index is a stock index published by Nihon Keizai Shimbun, Inc. ("NKS") that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 common stocks traded on the Tokyo Stock Exchange (the "TSE") and represents a broad cross section of Japanese industry. All 225 underlying stocks (the "Underlying Stocks") are stocks listed in the First Section of the TSE and are, therefore, among the most actively traded stocks on the TSE. The Nikkei 225 Index is a modified, price-weighted index, which means an Underlying Stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer.

         Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Nikkei 225 Index.

Are the MITTS Securities listed on a stock exchange?

         The MITTS Securities are listed on the AMEX under the symbol "NKM". You should be aware that the listing of the MITTS Securities on the AMEX does not necessarily ensure that a liquid trading market is available for the MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the MITTS Securities" in this prospectus.

What is the role of MLPF&S?

         Our subsidiary, MLPF&S, was the underwriter for the initial offering and sale of the MITTS Securities. MLPF&S intends to buy and sell MITTS Securities to create a secondary market for holders of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities.

         MLPF&S is also our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as our subsidiary and its responsibilities as calculation agent.


Who is ML&Co.?

         Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section "Merrill Lynch & Co., Inc." in this prospectus. You should also read the other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus.

Are there any risks associated with my investment?

         Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section "Risk Factors" in this prospectus.

                                 RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

You may not earn a return on your investment

         You should be aware that if the Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Nikkei 225 Index was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

         If the Ending Value exceeds the Starting Value, then the Participation Rate will enhance the amount of the Supplemental Redemption Amount received at maturity. However, if the Ending Value does not exceed the Starting Value, you will receive only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Merrill Lynch & Co., Inc. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Nikkei 225 Index

         Your return will not reflect the return you would realize if you actually owned the stocks underlying the Nikkei 225 Index and received the dividends paid on those stocks because NKS calculates the Nikkei 225 Index by reference to the prices of the common stocks comprising the Nikkei 225 Index without taking into consideration the value of dividends paid on those stocks.

Your return will not be adjusted for changes in currency exchange rates

         Although the stocks included in the Nikkei 225 Index are traded in Japanese yen and the MITTS Securities are denominated in U.S. dollars, we will not adjust the amount payable at maturity for the currency exchange rate in effect at the maturity of the MITTS Securities. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon the percentage increase in the Nikkei 225 Index. Changes in exchange rates, however, may reflect changes in the Japanese economy which in turn may affect the value of the Nikkei 225 Index and the MITTS Securities.

There may be an uncertain trading market for the MITTS Securities

         The MITTS Securities are listed on the AMEX under the trading symbol "NKM". You cannot assume that a trading market exists for the MITTS Securities. If a trading market does exist, there can be no assurance that there will be liquidity in the trading market. The existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the increase, if any, in the value of the Nikkei 225 Index.

         If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Nikkei 225 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         The value of the Nikkei 225 Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount, if any, by which the Nikkei 225 Index exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the Nikkei 225 Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the Nikkei 225 Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Nikkei 225 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of your MITTS Securities. In general, rising Japanese dividend rates, or dividends per share, may increase the value of the Nikkei 225 Index while falling Japanese dividend rates may decrease the value of the Nikkei 225 Index. Political, economic and other developments that affect the stocks underlying the Nikkei 225 Index may also affect the value of the Nikkei 225 Index and, indirectly, the value of the MITTS Securities.

         Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the MITTS Securities will increase. In general, if interest rates in Japan increase, we expect that the trading value of the MITTS Securities will increase. If interest rates in Japan decrease, we expect that the trading value of the MITTS Securities will decrease. The level of interest rates in Japan may also affect the Japanese economy and, in turn, the value of the Nikkei 225 Index. Rising interest rates may lower the value of the Nikkei 225 Index and, thus, the MITTS Securities. Falling interest rates may increase the value of the Nikkei 225 Index and, thus, may increase the value of the MITTS Securities.

         Changes in the volatility of the Nikkei 225 Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the Nikkei 225 Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Nikkei 225 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

         Volatility of the Japanese yen/U.S. dollar exchange rate. The Japanese yen/U.S. dollar rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar (the "JPY/USD Rate"). The JPY/USD Rate increases when the U.S. dollar appreciates relative to the Japanese yen. The JPY/USD Rate is expressed as a rate that reflects the amount of Japanese yen that can be purchased for one U.S. dollar. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the JPY/USD Rate increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the JPY/USD Rate decreases, we expect that the trading value of the MITTS Securities will decrease.

         Correlation Between the JPY/USD Rate and the Nikkei 225 Index. Correlation is the term used to describe the relationship between the percentage changes in the JPY/USD Rate and the percentage changes in the Nikkei 225 Index. In general, if the correlation between the JPY/USD Rate and the Nikkei 225 Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the correlation between the JPY/USD Rate and the Nikkei 225 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

         As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Nikkei 225 Index. This difference will reflect a "time premium" due to expectations concerning the value of the Nikkei 225 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         Changes in dividend yields of the stocks included in the Nikkei 225 Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Nikkei 225 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the value of the MITTS Securities will increase.

         Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Nikkei 225 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Nikkei 225 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

         New York State law governs the 1983 Indenture under which the MITTS Securities were issued. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Risks associated with the Japanese securities markets

         The Underlying Stocks that constitute the Nikkei 225 Index have been issued by Japanese companies. You should be aware that investments in securities indexed to the value of Japanese equity securities involve certain risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

         Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Purchases and sales by us and our affiliates may affect your return

         We and our affiliates may from time to time buy or sell the stocks underlying the Nikkei 225 Index or future or option contracts in the Nikkei 225 Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Nikkei 225 Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

         Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Nikkei 225 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Nikkei 225 Index. See the sections entitled "Description of the MITTS Securities--Adjustments to the Nikkei 225 Index; Market Disruption Events" and "--Discontinuance of the Nikkei 225 Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

                           MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

          o    securities brokerage, trading and underwriting;

          o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

          o asset management and other investment advisory and recordkeeping services;

          o trading and brokerage of swaps, options, forwards, futures and other derivatives;

          o    securities clearance services;

          o    equity, debt and economic research;

          o banking, trust and lending services, including mortgage lending and related services; and

          o    insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         ML&Co. is the issuer of the MITTS Securities described in this prospectus.

                      RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:



                                                                                                     For the Nine
                                                        Year Ended Last Friday in December           Months Ended
                                                    1994      1995     1996     1997      1998    September 24, 1999
                                                    ----      ----     ----     ----      ----    ------------------

Ratio of earnings to fixed charges(a)............   1.2       1.2      1.2      1.2       1.1             1.3
----------

(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.



         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.

                      DESCRIPTION OF THE MITTS SECURITIES

         On August 4, 1999, ML&Co. issued an aggregate principal amount of $75,000,000 or 7,500,000 units of the MITTS Securities. The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, which is more fully described in this prospectus.

         The MITTS Securities will mature on August 4, 2006.

         While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of each MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment at maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "--Events of Default and Acceleration" and "Other Terms--Events of Default" in this prospectus.

         ML&Co. issued the MITTS Securities in denominations of whole units of $10.00 per unit.

         The MITTS Securities do not have the benefit of any sinking fund.

Payment at maturity

         At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the principal amount of your MITTS Securities.

    Determination of the Supplemental Redemption Amount

         The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:


                                                        (Ending Value - Starting Value)
Principal amount of the MITTS Security ($10 per unit) x (-----------------------------) x Participation Rate
                                                        (       Starting Value        )


provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

         The "Starting Value" equals 17,869.92, the closing value of the Nikkei 225 Index on July 29, 1999, the date the MITTS Securities were priced for initial sale to the public.

         The "Ending Value" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Nikkei 225 Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average or arithmetic mean of the closing values of the Nikkei 225 Index on those Calculation Days, and if there is only one Calculation Day, then the Ending Value will equal the closing value of the Nikkei 225 Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Nikkei 225 Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

         The "Participation Rate" equals 120%.

         The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

         A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "Index Business Day" means a day on which the New York Stock Exchange and the AMEX are open for trading and the Nikkei 225 Index or any successor index is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

         The following table illustrates, for a range of hypothetical Ending Values of the Nikkei 225 Index during the Calculation Period, assuming an initial investment of $10 per unit and an investment term from August 4, 1999 to August 4, 2006:

          o the percentage change from the Starting Value to the hypothetical Ending Value,

          o the total amount payable at maturity for each unit of MITTS Securities,

          o    the total rate of return to beneficial owners of the MITTS
               Securities,

          o the pretax annualized rate of return to beneficial owners of MITTS Securities, and

          o the pretax annualized rate of return of an investment in the stocks included in the Nikkei 225 Index, which includes an assumed aggregate dividend yield of .70% per annum, as more fully described below.



                                          Total amount                                        Pretax annualized
                     Percentage Change     payable at                          Pretax           rate of return
   Hypothetical          from the         maturity per    Total rate of    annualized rate        of stocks
   Ending Value      Starting Value to    unit of the     return on the   of return on the      underlying the
    during the       the hypothetical        MITTS            MITTS             MITTS             Nikkei 225
Calculation Period     Ending Value      Securities(1)    Securities(1)   Securities(1)(2)       Index(2)(3)

    3,573.98                -80%              10.00           0.00%            0.00%                 -20.95%
    7,147.97                -60%              10.00           0.00%            0.00%                 -11.97%
   10,721.95                -40%              10.00           0.00%            0.00%                  -6.48%
   14,295.94                -20%              10.00           0.00%            0.00%                  -2.47%
   17,869.92(4)               0%              10.00           0.00%            0.00%                   0.70%
   21,443.90                 20%              12.40          24.00%            3.09%                   3.33%
   25,017.89                 40%              14.80          48.00%            5.68%                   5.59%
   28,591.87                 60%              17.20          72.00%            7.89%                   7.57%
   32,165.86                 80%              19.60          96.00%            9.84%                   9.33%
   35,739.84                100%              22.00         120.00%           11.58%                  10.92%
   39,313.82                120%              24.40         144.00%           13.15%                  12.37%
   42,887.81                140%              26.80         168.00%           14.58%                  13.70%
   46,461.79                160%              29.20         192.00%           15.90%                  14.94%
   50,035.78                180%              31.60         216.00%           17.12%                  16.09%
   53,609.76                200%              34.00         240.00%           18.25%                  17.16%

----------------

(1)  The table assumes a Participation Rate of 120%.

(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.

(3)  This rate of return assumes:

     (a) a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Nikkei 225 Index from the Starting Value to the relevant hypothetical Ending Value;

     (b) a constant dividend yield of .70% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Nikkei 225 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;

     (c) no transaction fees or expenses in connection with purchasing and holding stocks included in the Nikkei 225 Index; and

     (d)  an investment term from August 4, 1999 to August 4, 2006.

(4)  This is the Starting Value.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting total and pretax annualized rate of return will depend entirely on the actual Ending Value determined by the calculation agent as provided in this prospectus.

Adjustments to the Nikkei 225 Index; Market Disruption Events

         If at any time NKS changes its method of calculating the Nikkei 225 Index, or the value of the Nikkei 225 Index changes, in any material respect, or if the Nikkei 225 Index is in any other way modified so that the Nikkei 225 Index does not, in the opinion of the calculation agent, fairly represent the value of the Nikkei 225 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Nikkei 225 Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nikkei 225 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Nikkei 225 Index, as so adjusted. Accordingly, if the method of calculating the Nikkei 225 Index is modified so that the value of the Nikkei 225 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Nikkei 225 Index in order to arrive at a value of the Nikkei 225 Index as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means either of the following events, as determined by the calculation agent:

         (a) a suspension, material limitation or absence of trading on the TSE of 20% or more of the Underlying Stocks which then comprise the Nikkei 225 Index or a successor index during the one-half hour period preceding the close of trading on the applicable exchange; or

         (b) the suspension or material limitation on the Singapore International Monetary Exchange, Ltd. (the "SIMEX"), the Osaka Securities Exchange (the "OSE") or any other major futures or securities market from trading in futures or options contracts related to the Nikkei 225 Index or a successor index during the one-half hour period preceding the close of trading on the applicable exchange.

         For the purposes of determining whether a Market Disruption Event has occurred:

         (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

         (2) a decision to permanently discontinue trading in the relevant future or option contract will not constitute a Market Disruption Event;

         (3) a suspension in trading in a future or option contract on the Nikkei 225 Index by a major securities market by reason of (a) a price change violating limits set by that securities market,
              (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nikkei 225 Index; and

         (4) an absence of trading on the TSE will not include any time when the TSE is closed for trading under ordinary circumstances.

         While ML&Co. understands that circumstances have occurred in the past that would have been deemed Market Disruption Events, ML&Co. cannot predict the likelihood of a Market Disruption Event occurring in the future.

Discontinuance of the Nikkei 225 Index

         If NKS discontinues publication of the Nikkei 225 Index and NKS or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nikkei 225 Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by NKS or any other entity for the Nikkei 225 Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         In the event that NKS discontinues publication of the Nikkei 225 Index and:

          o    the calculation agent does not select a successor index, or

          o the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Nikkei 225 Index in accordance with the procedures last used to calculate the Nikkei 225 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Nikkei 225 Index as described below, the successor index or value will be used as a substitute for the Nikkei 225 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the NKS discontinues publication of the Nikkei 225 Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

          o    the determination of the Ending Value and

          o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         A "Business Day" is any day on which the NYSE and the AMEX are open for trading.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 225 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

         In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See the section entitled "--Payment at maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the MITTS Securities.

         In case of default in payment of the MITTS Securities, whether at their stated maturity or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 7% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

     Description of the Global Securities

         The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC Procedures

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of such issue, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of THE MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts such MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

         Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

     Exchange for Certificated Securities

         If:

          o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

          o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

          o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

         ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Payment

         ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                             THE NIKKEI 225 INDEX

         All disclosure contained in this prospectus regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources; and the policies are subject to change at the discretion of NKS.

         The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the TSE and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the SIMEX, the OSE and the Chicago Mercantile Exchange.

         The value of the Nikkei 225 Index is reported on the AMEX under the symbol "N225", on Bloomberg under the symbol "NKY" and on Reuters under the symbol ".N225".

         The Nikkei 225 Index is a modified, price-weighted index. Each stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by: multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a "Weight Factor"), calculating the sum of all these products and dividing that sum by a divisor. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

         The divisor was initially set in 1949 at 225. In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

         Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock form the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

         NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the MITTS Securities.

         The use of and reference to the Nikkei 225 Index in connection with the MITTS Securities have been consented to by NKS, the publisher of the Nikkei 225 Index.

         None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values or any Supplemental Redemption Amount upon maturity of the MITTS Securities.

The Tokyo Stock Exchange

         The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

         Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

         The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the MITTS Securities.

                                  OTHER TERMS

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         Series of senior debt securities may from time to time be issued under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

Limitations upon liens

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

Limitation on disposition of Voting Stock of, and merger and sale of assets by, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

          o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

          o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

Merger and consolidation

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

          o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

               o pay any amounts due and payable or deliverable with respect to all the Senior Debt Securities; and

               o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

          o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

Modification and waiver

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of debt securities affected. However, without the consent of each holder of any outstanding debt security affected, no amendment or modification to any Indenture may:

          o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

          o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

          o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

          o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

          o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

          o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default" below.

Events of Default

         Each of the following will be an Event of Default with respect to senior debt securities of any series:

          o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

          o    default in the payment of any principal or premium when due;

          o    default in the deposit of any sinking fund payment, when due;

          o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

          o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

          o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

         If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series of debt securities may waive any Event of Default with respect to that series, except a default:

          o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

          o in respect of an obligation or provision of any indenture which cannot be modified under the terms of that indenture without the consent of each holder of each series of debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.

                          PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying the regulations issued on June 11, 1996 by the Treasury Department (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, we have determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $6.1915 per unit. This represents an estimated yield on the MITTS Securities equal to 7% per annum, compounded semiannually.

         The projected payment schedule, including both the projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes, i.e., for purposes of applying the Final Regulations to the MITTS Securities, and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon a projected payment schedule for the MITTS Securities, including both the projected Supplemental Redemption Amount and the estimated yield equal to 7% per annum, compounded semiannually, as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities.



                                                                                                    Total Interest
                                                                                                    Deemed to Have
                                                                                                   Accrued on MITTS
                                                                                Interest Deemed    Securities as of
                                                                                to Accrue During    End of Accrual
                                                                                 Accrual Period         Period
                   Accrual Period                                                  (per unit)         (per unit)

August 4, 1999 through February 4, 2000.....................................         $0.3529             $0.3529
February 5, 2000 through August 4, 2000.....................................         $0.3624             $0.7153
August 5, 2000 through February 4, 2001.....................................         $0.3750             $1.0903
February 5, 2001 through August 4, 2001.....................................         $0.3882             $1.4785
August 5, 2001 through February 4, 2002.....................................         $0.4017             $1.8802
February 5, 2002 through August 4, 2002.....................................         $0.4158             $2.2960
August 5, 2002 through February 4, 2003.....................................         $0.4304             $2.7264
February 5, 2003 through August 4, 2003.....................................         $0.4454             $3.1718
August 5, 2003 through February 4, 2004.....................................         $0.4610             $3.6328
February 5, 2004 through August 4, 2004.....................................         $0.4772             $4.1100
August 5, 2004 through February 4, 2005.....................................         $0.4938             $4.6038
February 5, 2005 through August 4, 2005.....................................         $0.5112             $5.1150
August 5, 2005 through February 4, 2006.....................................         $0.5290             $5.6440
February 5, 2006 through August 4, 2006.....................................         $0.5475             $6.1915
-----------

Projected Supplemental Redemption Amount = $6.1915 per unit.

         All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Ann Marie Corsale, Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038.

                             ERISA CONSIDERATIONS

         The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

          o    incorporated documents are considered part of the prospectus;

          o we can disclose important information to you by referring you to those documents; and

          o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

          o annual report on Form 10-K for the year ended December 25, 1998;

          o quarterly reports on Form 10-Q for the periods ended March 26, 1999, June 25, 1999 and September 24, 1999; and

          o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22,
               1999, February 23, 1999, March 26, 1999, April 13, 1999, April
               19, 1999, May 26, 1999, May 28, 1999, May 28, 1999, June 1,
               1999, June 25, 1999, July 12, 1999, July 13, 1999, July 21,
               1999, August 4, 1999, August 4, 1999, September 20, 1999,
               October 12, 1999, October 27, 1999, December 22, 1999, December 22, 1999 and January 25, 2000.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

          o    reports filed under Sections 13(a) and (c) of the Exchange Act;

          o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

          o    any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above, excluding exhibits, at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 222 Broadway, New York, New York 10038; telephone: (212) 670-0425.

                             PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the annual report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the quarterly reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such quarterly reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.